THE BIG GAME MOVIE LLC
OPERATING AGREEMENT

THE UNDERSIGNED are executing this Operating Agreement ("Agreement") for the purpose of forming a limited liability company (the "Company") pursuant to the provisions of the Florida Limited Liability Company Act (the "Act"), and do hereby certify and agree as follows:

ARTICLE I: ORGANIZATION

1.1 Formation and Qualification. The Members have formed a manager-managed limited liability company (the "Company") under the Act by filing Certificate of Formation with the Florida Secretary of State.

1.2 Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Florida. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that any provision of this Agreement is inconsistent with any provision of the Act, this Agreement shall govern to the extent permitted by the Act.

1.3 Name. The name of the Company shall be "THE BIG GAME MOVIE LLC." The business of the Company may be conducted under that name or, on compliance with applicable laws, any other name that the Manager deems appropriate or advisable. The Manager on behalf of the Company shall file any certificates, articles, fictitious business name statements and the like, and any amendments and supplements thereto, as the Manager considers appropriate or advisable.

1.4 Term. The term of the Company commenced on March 6, 2023 and shall be perpetual unless dissolved as provided in this Agreement.

1.5 Office and Agent. The principal office of the Company shall be at such place or places of business within or without the State of Florida as the Manager may determine. The Company shall continuously maintain a registered agent in the State of Florida as required by the Act. The registered agent shall be as stated in the Certificate or as otherwise determined by the Manager.

1.6 Purpose of Company. The business and purpose of the Company shall be to engage in any business or activity in which a limited liability company organized under the Laws of the State of Florida may lawfully engage, and the Company shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

1.7 Entity Declaration. The Company shall not be a general partnership, a limited partnership, or a joint venture, and no Member shall be considered a partner or joint venturer of or with any other Member, for any purposes other than for federal, state and local tax purposes, and this Agreement shall not be construed otherwise.

1.8 Amendment of LLC Agreement. This Agreement may be amended or modified from time to time only by a written instrument executed and agreed to by the Voting Members.

ARTICLE II: MEMBERSHIP INTERESTS,VOTING AND MEETINGS

2.1 Initial Members. The initial Members of the Company are the Members who are identified in Schedule A. The Members shall have the initial Voting Shares Percentage and Non-voting Share Percentage ownership in the Company that are identified in Schedule A, immediately following the making of the Units contributions set forth therein.

2.2 Classification of Membership Interests. The Company shall issue Voting Units to the Voting Members (the "Voting Members"). The Voting Members shall have the right to vote upon all matters upon which Members have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Voting Interest ("Percentage Voting Interest") in the Company. The Percentage Voting Interest of a Voting Member shall be the percentage that is derived when the Member's Voting Unit account is divided by the total of all Voting Units accounts.

The Company, through its Manager, may issue classes of Nonvoting Membership Units ("Membership Units"). Members may own interests in both Voting Units and Nonvoting Units. Members who own interests only in Nonvoting Units shall have no right to vote upon any matters. Notwithstanding, to the extent otherwise permitted by this agreement, a Nonvoting Member shall have the right to file or participate in a mediation or an arbitration action and shall be bound by an amendment to this agreement only if he signs such amendment.

2.3 Percentage Ownership and Voting Interests. A Member's Ownership Interest ("Ownership Interest") is the total of his interests in Voting Units and Nonvoting Units, together with all of the rights, as a Voting Member, Class Member or Manager of the Company, that arise from such interests.

2.4 Information. In addition to the other rights specifically set forth in this Agreement, each Member is entitled to all information to which that Member is entitled to have access pursuant to the Act under the circumstances and subject to the conditions therein stated.

2.5 Meetings of Voting Members. No regular, annual, special or other meetings of Voting Members are required to be held. Any action that may be taken at a meeting of Voting Members may be taken without a meeting by written consent in accordance with the Act. Meetings of the Voting Members, for any purpose or purposes, may be called at any time by any Voting Member. The Voting Members may designate any place as the place of meeting for any meeting of the Voting Members. If no designation is made, the place of meeting shall be the principal place of business of the Company.

2.6 Notice of Meetings. Notice of a meeting need not be given to any Voting Member who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Voting Member.

2.7 Record Date. For the purpose of determining Voting Members entitled to notice of or to vote at any meeting of Voting Members or any adjournment thereof, the date on which notice of the meeting is provided shall be the record date for such determination of the Voting Members. When a determination of Voting Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

2.8 Quorum. Members holding at least seventy percent (70%) of the Voting Units in the Company represented in person, by telephonic participation, or by proxy, shall constitute a quorum at any meeting of Voting Members.

2.9 Voting. If a quorum is present, a majority vote of the Voting Members so represented shall be the act of the Members, unless the vote of a lesser proportion or number is otherwise required by the Act, by the Certificate or by this Agreement. Except as otherwise provided or permitted by this Agreement, Voting Members shall in all cases, in their capacity as Members of the Company, act collectively, and, unless otherwise specified or permitted by this Agreement, unanimously. Except as otherwise provided or permitted by this Agreement, no Voting Member acting individually, in his capacity as a Member of the Company, shall have any power or authority to sign for, bind or act on behalf of the Company in any way, to pledge the Company's credit, or to render the Company liable for any purpose.

Unless the context requires otherwise, in this Agreement, the terms "Member" or "Members," without the qualifiers "Voting" or "Nonvoting," refer to the Voting and Nonvoting Members collectively; and the terms "Manager" or "Managers" refers to the Manager.

2.10 Liability of Members. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

2.11 New Members. The Voting Members may issue additional Voting Units or Nonvoting Units and thereby admit a new Member or Members, as the case may be, to the Company, only if such new Member (i) is approved unanimously by the Voting Members; (ii) delivers to the Company his required Units contribution; (iii) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto; and (iv) delivers such additional documentation as the Voting Members shall reasonably require to so admit such new Member to the Company.

Upon the admission of a new Member or Members, as the case may be, to the Company, the Units accounts of Members, and the calculations that are based on the Units accounts, shall be adjusted appropriately.

2.12 No Certificates of Ownership. The respective Interests of the Members in the Company are not required to be represented by any certificate or document other than this Agreement.

ARTICLE III: UNIT ACCOUNTS

3.1 Unit Accounts. A separate Unit account shall be maintained for each Member's ownership interest in Voting Units (the "Voting Unit Account") and any class of Nonvoting Units (the "Nonvoting Unit Accounts").

The Units account of each Member shall be increased by (i) the amount of any cash and the fair market value of any property contributed to the Company by such Member (net of any liability secured by such contributed property that the Company is considered to assume or take subject to), (ii) the amount of income or profits allocated to such Member.

The Units account or accounts of each Member shall be reduced by (i) the amount of any cash and the fair market value of any property distributed to the Member by the Company (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to on account of his ownership interest), (ii) the amount of expenses or loss allocated to the Member. If any property other than cash is distributed to a Member, the Units Accounts of the Members shall be adjusted as if the property had instead been sold by the Company for a price equal to its fair market value and the proceeds distributed.

Guaranteed Payments may be made to the Members. Guaranteed Payments shall be deemed to be distributions to the receiving Member but shall not affect the Units account of the Members.
No Member shall be obligated to restore any negative balance in his Units Account. No Member shall be compensated for any positive balance in his Units Account except as otherwise expressly provided herein. The Members agree that the initial Units Accounts of the Members on the date hereof are as set forth in Schedule A.

3.2 Loans by Members. Any Member may, but is not obligated to, loan to the Company such sums as the Members determine to be appropriate for the conduct of the Company's business. Any such loans shall be made at an interest rate and upon other terms and for such maturities as the Manager determines are commercially reasonable.

3.3 Additional Contributions. If, at any time or times hereafter, the Voting Members shall determine that additional capital is required by the Company, the Voting Members shall determine the amount of such additional Units to be sold and the anticipated time such additional capital be required; whether such additional Units shall be provided by the Members by way of additional Unit subscriptions or by way of loans from Members; whether additional Unit subscriptions, if any, shall be of in the form of Voting Units or any class of Nonvoting Units. No Member shall be obligated, at any time, to guarantee or otherwise assume or become liable for any obligations of the Company or to make any additional Units Contributions advances or loans to the Company, unless such obligations are specifically accepted and agreed to by such Member.

In the event that additional Voting Units are to be issued, the Voting Members who exist immediately prior to such issuance shall be provided written notice of this intent, and shall be offered in such notice the opportunity to make additional Unit contributions in Voting Units in proportion to their respective Percentage Voting Interests provided that this right, if not exercised within thirty (30) days after such notice is received, shall expire automatically, unless this period is extended by the Voting Members. Any loans or additional Units contributions shall be voluntary.

The Units accounts of the Members, and the calculations that are based on the Units accounts, shall be adjusted appropriately to reflect any transfer of an interest in the Company, distributions, or additional Units contributions.

3.4 Units Accounts Upon Sale or Exchange of Membership Interests. Upon the sale or exchange of an Interest, the Units Account of the selling or exchanging Member will be transferred to the transferee on a pro rata basis.

ARTICLE IV: GOVERNANCE

4.1 Limit to Member Authority. The Voting Members have the authority to modify this Agreement by a majority vote. No Member, individually or collectively through a vote, unless that Member is also a Manager, may make any decisions regarding the day-to-day operations of the Company.

4.2 Managers of the Company. The Voting Members shall appoint a Manager or Managers of the Company who, to the extent provided by the Voting Members, may have and may exercise all the powers and authority of the Members in the conduct of the business and affairs of the Company. The Voting Members may provide rules for the appointment, removal, supervision and compensation of such Manager, the scope of their authority, and any other matters relevant to the position. The Manager shall act in the name of the Company and shall supervise its operation, within the scope of their authority. The initial Manager will be Stephen Musumeci. Voting Members may replace the Manager at any time with a majority vote.

Any action taken by a duly authorized Manager, pursuant to authority granted by the Voting Members in accordance with this Agreement, shall constitute the act of and serve to bind the Company, and each

Member hereby agrees neither to dispute such action nor the obligation of the Company created thereby.

4.3 Matters Requiring the Approval of the Members. Notwithstanding the power of the Manager to manage the day-to-day operations of the Company, the approval of the Majority Members shall be required in order for the Company to take the following actions:

    (a) the liquidation, dissolution or winding up of the Company;

    (b) taking any action to amend, alter or repeal any of the provisions of the Company's organizational documents which adversely affect the rights of the Members;

(c) issuing or selling any equity or debt of the Company or rights, options, warrants or other securities convertible into equity or debt of the Company which is senior to or on parity with the Units;

(d) borrowing money or guaranteeing or incurring any material indebtedness over and above $10,000 other than trade credit on an open-account basis customarily extended (and in fact extended) in connection with the purchase of goods and services incurred in the ordinary course of business;

(e) effecting any merger or consolidation or sale of all or substantially all of the Company's assets;

(f) create, or authorize the creation of, or issue or obligate itself to issue, any Units that are senior to the Units with respect to distributions or the distribution of assets on the liquidation, dissolution or winding up of the Company;

(g) approval or any agreement that contains any covenant that restricts the ability of the Company to make distributions;

(h) increase the authorized number Units or authorize any additional class of Units or reclassify or amend the terms of the Units;

(i) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any Units other than (i) redemptions of or dividends or distributions as expressly authorized herein, (ii) dividends or other distributions payable on the Units solely in additional Units and (iii) repurchases of Units from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

(j) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(k) increase or decrease the authorized number of Managers;

(l) make, or permit any subsidiary to make, any loan or advance to, or own any capital stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(m) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(n) make any investment inconsistent with any investment policy approved by the Managers;

(o) enter into or be a party to any transaction with any director, officer, or employee of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such Person, including without limitation any "management bonus" or similar plan in existence as of the date hereof providing payments to employees, except for transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms that are approved by the Manager;

(p) terminate, or change the compensation of the executive officers once compensation has been set by the Manager, including approving any option grants or stock awards to executive officers;

(q) change the principal business of the Company, enter new lines of business, including establishment of new business ventures, or exit the current line of business;

(r) enter into any corporate strategic relationship involving the payment, contribution, or assignment by the Company or to the Company of money or assets greater than $10,000;

(s) execute any employment agreement or other agreement providing for compensation (including any agreements providing for compensation of Manager) which involves total compensation in excess of $10,000;

(t) commencing litigation; or

(u) authorizing, or committing or agreeing to take, any of the foregoing actions.

ARTICLE V: ALLOCATIONS AND DISTRIBUTIONS

5.1 Allocations of Profits and Losses. Profits and Losses, after deducting Guaranteed Payments, shall be allocated among the Members in proportion to their Percentage Ownership Interests unless an allocation plan is specified in a private placement memorandum related to a specific class of Membership Units.

5.2 Distributions. Subject to applicable law and any limitations elsewhere in this Agreement, the Manager shall determine the amount and timing of all distributions of cash, or other assets, by the Company. Except as otherwise provided in this Agreement, all distributions shall be made to all of the Members, in proportion to their Percentage Ownership Interests. Except as otherwise provided in this Agreement, the decision as to whether to make distributions shall be within the sole discretion of the Manager. All such distributions shall be made only to the Members who, according to the books and records of the Company, are the holders of record on the actual date of distribution. The Manager may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, cash flow statement of the Company or other relevant information. Neither the Company nor the Members shall incur any liability for making distributions.

Distributions to any Member for any positive balance in his Units Account due to past additional contributions may be made only by a resolution by a quorum of Voting Members.

5.3 Order of Distributions. Upon completion of the Company's winding-up (as defined in Section 8), the Company shall pay out its cash and other assets in connection with its liquidation to the following persons in the following order:

(a) Payment of Creditors. The Company shall pay (or shall make adequate provision to pay) its creditors, including Members who are creditors.

(b) Distributions to the Members. The Company shall distribute any remaining Company assets to the Members in such a manner that after these distributions, each Member shall have a capital account of zero.

5.4 Form of Distribution. No Member has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members except on the dissolution and winding up of the Company.

5.5 Guaranteed Payments. A Distribution Schedule regarding guaranteed payments for the calendar year will be provided by the Manager on the first business day of each year. Adjustments may be made by the Manager throughout the year based on cash flow constraints.

ARTICLE VI: TRANSFER AND ASSIGNMENT OF INTERESTS

6.1 Resignation of Membership and Return of Units. A Member may voluntarily resign his membership and shall be entitled to receive from the Company the total of the former Member's Units account.

6.2 Death of a Member. Upon the death of a Member, the Member's estate or beneficiary or beneficiaries, as the case may be, shall be entitled to receive from the Company, in exchange for all of the deceased Member's Ownership Interest, the fair market value of the deceased Member's Ownership Interest, adjusted for profits and losses to the date of death. Fair market value may be determined informally by a unanimous good-faith agreement of all of the Voting Members. In the absence of an informal agreement as to fair market value, the Voting Members shall hire an appraiser to determine fair market value. The cost of any appraisal shall be deducted from the fair market value to which the deceased Member's estate or beneficiary or beneficiaries is or are entitled. The Voting Members may elect, by written notice that is provided to the deceased Member's estate or beneficiary or beneficiaries, within thirty (30) days after the Member's death, to purchase the deceased Member's Ownership Interest over a one-year (1 year) period, in four (4) equal installments, with the first installment being due sixty (60) days after the Member's date of death. Unless otherwise agreed unanimously by the Voting Members, prior to the completion of such purchase, the Member's estate or beneficiary or beneficiaries, shall have no right to become a Member or to participate in the management of the business and affairs of the Company as a Member or Manager, and shall only have the rights of an Assignee and be entitled only to receive the share of profits and the return of Units to which the deceased Member would otherwise have been entitled. The Company, or the other Voting Members, in its or their discretion, may purchase insurance on the lives of any of the Members, with the company or the purchasing Member named as the beneficiary, as the purchaser may decide, and use all or any of the proceeds from such insurance as a source of proceeds from which the deceased Member's Membership Ownership Interest may be purchased by the Company.

6.3 Restrictions on Transfer. Except as otherwise provided in this Article upon the unanimous consent of all of the other Voting Members, no Member shall sell, hypothecate, pledge, assign or otherwise transfer, with or without consideration, any part or all of his Ownership Interest in the Company to any other person or entity (a "Transferee"), without first offering (the "Offer") that portion of his or her Ownership Interest in the Company subject to the contemplated transfer (the "Offered Interest") first to the other Voting Members.

ARTICLE VII: ACCOUNTING, RECORDS AND REPORTING

7.1 Books and Records. The Company shall maintain complete and accurate accounts in proper books of all transactions of or on behalf of the Company and shall enter or cause to be entered therein a full and accurate account of all transactions on behalf of the Company. The Company's books and accounting records shall be kept in accordance with such accounting principles (which shall be consistently applied throughout each accounting period) as the Voting Members may determine to be convenient and advisable. The Company shall maintain at its principal office all of the following:

a) a current list of the full name of each Member in the Company set forth in alphabetical order, together with, for each Member, the Voting Units and Nonvoting Units, including entries to these accounts for contributions and distributions;

b) a copy of the Certificate and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate or any amendments thereto have been executed;

c) copies of the Company's federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years;

d) a copy of this Agreement and any and all amendments hereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

e) copies of the financial statements of the Company, if any, for the six most recent Fiscal Years;

f) the Company's books and records as they relate to the internal affairs of the Company for at least the current and past four Fiscal Years;

g) true and full information regarding the status of the business and financial condition of the Company; and

h) true and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

7.2 Inspection of Books and Records. Each Member has the right, on reasonable request for purposes reasonably related to the interest of the person as a Member or a Manager, to: (a) inspect and copy during normal business hours any of the Company's records described in Section 7.1; and (b) obtain from the Company promptly after their becoming available a copy of the Company's federal, state and local income tax or information returns for each Fiscal Year.

7.3 Accountings. As soon as is reasonably practicable after the close of each Fiscal Year (Fiscal Period), the Manager shall make or cause to be made a full and accurate accounting of the affairs of the Company as of the close of that Fiscal Period and shall prepare or cause to be prepared a balance sheet as of the end of such Fiscal Period, a profit and loss statement for that Fiscal Period and a statement of Members' equity showing the respective Units Accounts of the Members as of the close of such Fiscal Period and the distributions, if any, to Members during such Fiscal Period, and any other statements and information necessary for a complete and fair presentation of the financial condition of the Company, all of which the Manager shall furnish to each Member. In addition, the Company shall furnish to each Member information regarding the Company necessary for such Member to complete such Member's federal and state income tax returns. The Company shall also furnish a copy of the Company's tax returns to any Member requesting the same. On such accounting being made, profits and losses during such Fiscal Period shall be ascertained and credited or debited, as the case may be, in the books of account of the Company to the respective Members as herein provided.

7.4 Filings. The Manager, at Company expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at Company expense, shall also cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies amendments to, or restatements of, the Certificate and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations. If the Company is required by the Act to execute or file any document and fails, after demand, to do so within a reasonable period of time or refuses to do so, any Member may prepare, execute and file that document with the California Secretary of State.

7.5 Bank Accounts. The Company shall maintain its funds in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be co-mingled in any fashion with the funds of any other Person.

7.6 Tax Matters Partner. The Manager shall be the Tax Matters Partner. The Manager shall from time to time cause the Company to make such tax elections as they deem to be in the interests of the Company and the Members generally. The Tax Matters Partner shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith.

ARTICLE VIII: DISSOLUTION AND WINDING UP

8.1 Dissolution. The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of: the entry of a decree of judicial dissolution pursuant to the Act, the unanimous approval of the Voting Members, any event which makes it unlawful or impossible to carry on the Company's business, or the sale, disposition or abandonment of all or substantially all of the Company Property outside the regular course of business

8.2 Winding Up. On the occurrence of an event specified in Section 8.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors. The Managers shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the assets and liabilities of Company, shall cause such assets to be sold or distributed, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed. The Managers shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company.

8.3 Distributions in Kind. Any non cash assets distributed to the Members shall first be valued at their fair market value to determine the profit or loss that would have resulted if such assets were sold for such value. Such profit or loss shall then be allocated pursuant to this Agreement, and the Members' Units Accounts shall be adjusted to reflect such allocations. The amount distributed and charged against the Units Account of each Member receiving an interest in a distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The fair market value of such asset shall be determined by the Voting Members, or if any Voting Member objects, by an independent appraiser (and any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by a Majority of the Voting Members.

8.4 Order of Payment of Liabilities on Dissolution. After a determination that all known debts and liabilities of the Company in the process of winding up, including, without limitation, debts and liabilities to Creditors, including Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall be distributed to the Members in proportion to their positive Units Account balances, after taking into account profit and loss allocations for the Company's taxable year during which liquidation occurs.

8.5 Adequacy of Payment. The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, shall have been adequately provided for if payment thereof shall have been assumed or guaranteed in good faith by one or more financially responsible Persons or by the United States government or any agency thereof, and the provision, including the financial responsibility of the Person, was determined in good faith and with reasonable care by the Members to be adequate at the time of any distribution of the assets pursuant to this Section. This Section shall not prescribe the exclusive means of making adequate provision for debts and liabilities.

8.6 Compliance with Regulations. All payments to the Members on the winding up and dissolution of Company shall be strictly in accordance with the positive Units account balance limitation and other requirements as the voting Members deem appropriate.

8.7 Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of such Member's positive Units Account balance and shall have no recourse for such Member's Units Contribution or share of profits (on dissolution or otherwise) against any other Member.

8.8 Certificate of Cancellation. The Voting Members conducting the winding up of the affairs of the Company shall cause to be filed in the office of, and on a form prescribed by the California Secretary of State, a certificate of cancellation of the Certificate on the completion of the winding up of the affairs of the Company.

ARTICLE IX: EXCULPATION AND INDEMNIFICATION

9.1 Exculpation of Members. No Member shall be liable to the Company or to the other Members for damages or otherwise with respect to any actions taken or not taken in good faith and reasonably believed by such Member to be in or not opposed to the best interests of the Company, except to the extent any related loss results from fraud, gross negligence or willful or wanton misconduct on the part of such Member or the material breach of any obligation under this Agreement or of the fiduciary duties owed to the Company or the other Members by such Member.

9.2 Indemnification by Company. The Company shall indemnify, hold harmless and defend the Members, in their capacity as Members, Managers, or Officers, from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company, including but not limited to any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim, if the acts or omissions were not performed or omitted fraudulently or as a result of gross negligence or willful misconduct by the indemnified party. Reasonable expenses incurred by the indemnified party in connection with any such proceeding relating to the foregoing matters may be paid or reimbursed by the Company in advance of the final disposition of such proceeding upon receipt by the Company of (i) written affirmation by the Person requesting indemnification of its good-faith belief that it has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that such Person has not met such standard of conduct, which undertaking shall be an unlimited general obligation of the indemnified party but need not be secured.

9.3 Indemnification by the Members. Each Member hereby agrees to indemnify and defend the Company, the other Members and each of their respective employees, agents, partners, members, shareholders, officers and directors and hold them harmless from and against any and all claims, liabilities, damages, costs and expenses (including, without limitation, court costs and attorneys' fees and expenses) suffered or incurred on account of or arising out of any breach of this Agreement by that Member.

9.4 Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Member or an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as a Member or an agent of the Company, whether or not the Company would have the power to indemnify such Person against such liability under applicable law.

ARTICLE X: DISPUTE RESOLUTION

The Members agree that in the event of any dispute or disagreement solely between or among any of them arising out of, relating to or in connection with this Agreement or the Company or its organization, formation, business or management ("Member Dispute"), the Members shall use their best efforts to resolve any dispute arising out of or in connection with this Agreement by good-faith negotiation and mutual agreement. The Members shall meet at a mutually convenient time and place to attempt to resolve any such dispute.

However, in the event that the Members are unable to resolve any Member Dispute, such parties shall first attempt to settle such dispute through a non-binding mediation proceeding. In the event any party to such mediation proceeding is not satisfied with the results thereof, then any unresolved disputes shall be finally settled in accordance with an arbitration proceeding. In no event shall the results of any mediation proceeding be admissible in any arbitration or judicial proceeding.

ARTICLE XI: MISCELLANEOUS

11.1 Authority. This Agreement constitutes a legal, valid and binding agreement of the Member, enforceable against the Member in accordance with its terms. The Member is empowered and duly authorized to enter into this Agreement (including the power of attorney herein) under every applicable governing document, partnership agreement, trust instrument, pension plan, charter, certificate of incorporation, bylaw provision or the like. The Person, if any, signing this Agreement on behalf of the Member is empowered and duly authorized to do so by the governing document or trust instrument, pension plan, charter, certificate of incorporation, bylaw provision, board of directors or stockholder resolution or the like.

11.3 Notices. Except as otherwise expressly provided herein, any notice, consent, authorization or other communication to be given hereunder shall be in writing and shall be deemed duly given and received when delivered personally, one business day after being deposited for next-day delivery with a nationally recognized overnight delivery service, or three business days after being mailed by first class mail, charges and postage prepaid, properly addressed to the party to receive such notice at the address set forth in the Company's records.

11.4 Private Placement Memorandum. If any Member acquires Units through an Offering and relied upon a Private Placement Memorandum for the purchase of Units, the terms of the Private Placement Memorandum will supersede any terms in this Operating Agreement with regard to Allocations, Distributions, and Winding Up.

11.5 Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance, shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is held to be invalid or unenforceable, shall not be affected thereby.

11.6 Binding Effect. This Agreement shall bind and inure to the benefit of the parties and their respective Successors.

11.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.8 Entire Agreement. This Agreement contains the entire agreement of the parties and supersedes all prior or contemporaneous written or oral negotiations, correspondence, understandings and agreements between or among the parties, regarding the subject matter hereof.

11.9 Further Assurances. Each Member shall provide such further information with respect to the Member as the Company may reasonably request, and shall execute such other and further certificates, instruments and other documents, as may be necessary and proper to implement, complete and perfect the transactions contemplated by this Agreement.

11.10 Headings; Gender; Number; References. The headings of the Sections hereof are solely for convenience of reference and are not part of this Agreement. As used herein, each gender includes each other gender, the singular includes the plural and vice versa, as the context may require. All references to Sections and subsections are intended to refer to Sections and subsections of this Agreement, except as otherwise indicated.

11.11 Parties in Interest. Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and their respective Successors nor shall anything in this Agreement relieve or discharge the obligation or liability of any third Person to any party to this Agreement, nor shall any provision give any third Person any right of subrogation or action over or against any party to this Agreement.

11.12 Amendments. All amendments to this Agreement shall be in writing and signed by all of the Members to the agreement at the time of the amendment.

11.13 No Non-compete. Nothing in this Agreement prohibits any Member from engaging in other educational or business relationships that might directly compete with this Company.

11.14 Special Purpose Entities. The Managers, at their discretion, may use special purpose entities such as subsidiary corporations or limited liability companies if the after-tax profitability of the Company would likely be greater.

11.15 Attorneys' Fees. In any dispute between or among the Company and one or more of the Members, including, but not limited to, any Member Dispute, the prevailing party or parties in such dispute shall be entitled to recover from the non-prevailing party or parties all reasonable fees, costs and expenses including, without limitation, attorneys' fees, costs and expenses, all of which shall be deemed to have accrued on the commencement of such action, proceeding or arbitration. Attorneys' fees shall include, without limitation, fees incurred in any post-award or post-judgment motions or proceedings, contempt proceedings, garnishment, levy, and debtor and third party examinations, discovery, and bankruptcy litigation, and prevailing party shall mean the party that is determined in the arbitration, action or proceeding to have prevailed or who prevails by dismissal, default or otherwise.

11.16 Remedies Cumulative. Subject to Article X, remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Member may be lawfully entitled.

11.17 Jurisdiction and Venue/Equitable Remedies. The Company and each Member hereby expressly agrees that if, under any circumstances, any dispute or controversy arising out of or relating to or in any way connected with this Agreement shall be the subject of any court action at law or in equity, such action shall be filed exclusively in the courts of the State of California. Each Member agrees not to commence any action, suit or other proceeding arising from, relating to, or in connection with this Agreement except in such a court and each Member irrevocably and unconditionally consents and submits to the personal and exclusive jurisdiction of such courts for the purposes of litigating any such action, and hereby grants jurisdiction to such courts and to any appellate courts having jurisdiction over appeals from such courts or review of such proceedings. Because the breach of the provisions of this Section would cause irreparable harm and significant injury to the Company and the other Members, which would be difficult to ascertain and which may not be compensable by damages alone, each Member agrees that the Company and the other Members will have the right to enforce the provisions of this Section by injunction, specific performance or other equitable relief in addition to any and all other remedies available to such party or parties without showing or proving any actual damage to such parties. Members will be entitled to recover all reasonable costs and expenses, including but not limited to all reasonable attorneys' fees, expert and consultants' fees, incurred in connection with the enforcement of this Section.

IN WITNESS WHEREOF, this Limited Liability Company Operating Agreement has been duly executed by or on behalf of the parties hereto as of the date first above written.

Stephen Musumeci

STEPHEN MUSUMECI

_____

Manager

SCHEDULE A

THE BIG GAME MOVIE LLC
Members and Ownership Percentage

Name: Stephen Musumeci

Voting Shares Percentage: 100%

Non-voting Shares Percentage: 100%

Initial Voting Units: 100